UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 33-57687

ATMOS ENERGY CORPORATION RETIREMENT SAVINGS PLAN AND TRUST
(Full title of the plan and the address of the plan, if different from that of the issuer named below)

ATMOS ENERGY CORPORATION
Three Lincoln Centre, Suite 1800
5430 LBJ Freeway
Dallas, Texas 75240
(Name of issuer of the securities held
pursuant to the plan and the
address of its principal executive office)

ATMOS ENERGY CORPORATION RETIREMENT
SAVINGS PLAN AND TRUST

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES

AS OF DECEMBER 31, 2009 AND 2008
AND FOR THE YEAR ENDED DECEMBER 31, 2009

CONTENTS

Page
Number

Report of Independent Registered Public Accounting Firm	2
Audited Financial Statements:
Statements of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5
Supplemental Schedules:
Schedule H, Line 4a — Schedule of Delinquent Participant Contributions	12
Schedule H, Line 4i — Schedule of Assets (Held At End of Year)	13
Signatures	14
Exhibits Index	15
EX-4.F
EX-23.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of
Atmos Energy Corporation Retirement Savings Plan and Trust

We have audited the accompanying statement of net assets available for benefits of the Atmos Energy Corporation Retirement Savings Plan and Trust as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Atmos Energy Corporation Retirement Savings Plan and Trust as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules to Form 5500, Schedule H, Line 4a — Schedule of Delinquent Participant Contributions and Form 5500, Schedule H, Line 4i — Schedule of Assets (Held at End of Year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/  Whitley Penn LLP

Dallas, Texas
June 21, 2010

ATMOS ENERGY CORPORATION RETIREMENT
SAVINGS PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2009	2008

Assets
Investments, at fair value:
Common stock of Atmos Energy Corporation	$109,842,000	$79,002,004
Registered Investment Companies:
T. Rowe Price Balanced Fund	12,525,582	9,671,043
T. Rowe Price Spectrum Income Fund	7,817,451	6,626,595
T. Rowe Price Spectrum Growth Fund	21,737,754	15,719,754
T. Rowe Price Short-Term Bond Fund	3,201,608	2,755,925
T. Rowe Price U.S. Bond Index Fund	18,474,876	14,694,735
T. Rowe Price New Horizons Fund	12,607,602	8,642,213
T. Rowe Price Mid-Cap Value Fund	14,659,024	9,349,994
T. Rowe Price New America Growth Fund	7,372,503	4,653,087
T. Rowe Price Equity Income Fund	18,567,668	13,297,737
T. Rowe Price Equity Index 500 Fund	7,077,537	3,858,120
T. Rowe Price Growth Stock Fund	13,353,471	11,350,083
Harbor International Fund	22,671,365	16,437,889
T. Rowe Price Retirement 2005 Fund	54,832	53,886
T. Rowe Price Retirement 2010 Fund	541,626	372,513
T. Rowe Price Retirement 2015 Fund	1,802,292	901,829
T. Rowe Price Retirement 2020 Fund	1,965,757	928,454
T. Rowe Price Retirement 2025 Fund	1,324,131	716,920
T. Rowe Price Retirement 2030 Fund	1,285,352	530,808
T. Rowe Price Retirement 2035 Fund	1,087,899	474,835
T. Rowe Price Retirement 2040 Fund	734,735	335,322
T. Rowe Price Retirement 2045 Fund	948,074	382,547
T. Rowe Price Retirement 2050 Fund	437,085	138,224
T. Rowe Price Retirement 2055 Fund	93,269	21,173
T. Rowe Price Retirement Income Fund	38,489	32,094
Common/Collective Trust:
T. Rowe Price Stable Value Fund	12,879,067	11,621,897
Common stock of Entergy Corporation	130,148	132,249
Common stock of Frontier Communications Corporation, Class B	230,757	268,514
Participant loans	13,525,874	11,835,956

Total investments	306,987,828	224,806,400
Receivables:
Participant contributions	603,098	683,024
Company contributions	361,425	356,366
Due from broker	45,612	35,856

Total receivables	1,010,135	1,075,246

Net assets available for benefits, at fair value	307,997,963	225,881,646
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(386,755)	108,945

Net assets available for benefits	$307,611,208	$225,990,591

See accompanying notes

ATMOS ENERGY CORPORATION RETIREMENT
SAVINGS PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2009

Additions to Net Assets
Investment income:
Net appreciation in fair value of investments	$58,667,902
Dividends on common stock	4,705,207
Dividends on registered investment companies	2,801,497
Dividends on common/collective trust	474,411
Interest on participant loans	941,566

Total investment income	67,590,583
Contributions:
Participants	17,107,136
Company	9,269,312
Rollovers	578,347

Total contributions	26,954,795

Total additions to net assets	94,545,378
Deductions from Net Assets
Distributions to participants	12,733,826
Administrative expenses	190,935

Total deductions from net assets	12,924,761

Net increase in net assets available for benefits	81,620,617
Net assets available for benefits at beginning of year	225,990,591

Net assets available for benefits at end of year	$307,611,208

See accompanying notes

ATMOS ENERGY CORPORATION RETIREMENT
SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
December 31, 2009

1.	Description of the Plan

The following brief description of the Atmos Energy Corporation Retirement Savings Plan and Trust (the Plan) is provided for general information only. Participants should refer to the Summary Plan Description for a more detailed description of the Plan’s provisions.

General

The Plan is a trusteed defined contribution retirement benefit plan offered to eligible employees of Atmos Energy Corporation (the Company, Atmos Energy or Plan Sponsor). The Plan is to continue for an indefinite term and may be amended or terminated at any time by the Board of Directors of Atmos Energy (the Board). The Plan is administered by the Qualified Retirement Plans and Trusts Committee (the Committee) which is appointed by the Board. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Eligibility

Substantially all employees of the Company (except employees covered by other agreements, leased employees and any employees covered by a collective bargaining agreement in which Plan participation has not been negotiated through good faith bargaining) (Participants) are automatically enrolled in the Plan as of the first payroll period coincident with or immediately following the date of hire.

Contributions

Contributions to the Plan include contributions withheld by the Company on behalf of each Participant in an amount specified by the Participant pursuant to a salary reduction agreement, as well as matching and any discretionary Company contributions.

Participants are eligible to receive matching Company contributions after completing at least one year of service, effective on the first full pay period after which one year of service has been completed.

Participants are automatically enrolled in the Plan and are assigned a salary deferral rate of four percent, unless they affirmatively elect not to contribute to the Plan. Participants may elect a different deferral rate ranging from a minimum of one percent up to a maximum of 65 percent of eligible compensation, as defined by the Plan, not to exceed the maximum allowed by the Internal Revenue Service (IRS) ($16,500 in 2009 or $22,000 for those participants age 50 or older).

The Company contributes a matching Company contribution, in the form of Atmos Energy common stock, in an amount equal to 100 percent of each Participant’s salary reduction contribution, up to a maximum of four percent of such Participant’s eligible compensation, as defined by the Plan, for the Plan year. The Company’s matching contribution meets the current IRS “Safe Harbor” definition. The Company may revoke or amend any Participant’s salary reduction agreement if necessary to ensure that (1) each Participant’s additions for any year will not exceed applicable Internal Revenue Code (the Code) limitations and (2) Company matching contributions will be fully deductible for federal income tax purposes.

The Plan also provides that a discretionary contribution may be made at the option of the Board and in an amount determined annually by the Board. No discretionary contribution was made to the Plan in 2009.

All contributions to a Participant account are immediately and fully vested.

ATMOS ENERGY CORPORATION RETIREMENT
SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS — (Continued)

Investment Options

The Plan allows Participant salary reduction contributions to be invested among a variety of registered investment companies, one common/collective trust and Atmos Energy common stock.

The Atmos Stock Fund, consisting of Atmos Energy common stock, is participant directed. All Company matching and discretionary contributions are directed into this fund. All Participant and Company contributions made to this fund, both Participant directed and Company matching and discretionary, are allowed to be diversified at any time after the contribution is made into one or more of the other investment options offered by the Plan.

The Plan’s investments in the common stock of Entergy Corporation and Frontier Communications (formerly Citizens Communications) are held in separate accounts within the Plan. These accounts were established to accommodate employees who elected to hold these investments when they transferred their accounts into the Plan from a predecessor plan following an acquisition. These accounts were established as frozen accounts where the funds could be liquidated but no new stock added.

Distributions to Participants

Dividends received on Atmos Energy common stock are automatically reinvested in Atmos Energy common stock. However, a Participant may elect to have his or her dividends paid in cash. This election may be made at any time during the period beginning on the first business day on or after the dividend record date and ending at a time specified by the Committee on the last business day preceding the dividend payout date. Cash dividends received on Atmos Energy common stock, in accordance with the Plan, must be distributed to Participants no later than 90 days after the Plan’s year end. Currently, the dividends are distributed quarterly. Once a Participant elects to receive his or her dividends in cash, the election will remain in effect until the election is changed.

A Participant may elect to receive an annual distribution of Company matching or discretionary contributions made to his or her account prior to January 1, 1999 and which were allocated to his or her account at least two years prior to such election. These annual elections are made as of January 1. The annual distribution from the Plan is normally made in February of the following year. Company matching or discretionary contributions made after January 1, 1999 meet the current IRS “Safe Harbor” definition and are not eligible for in-service withdrawal.

In the event of retirement, death, termination due to disability or termination of employment for another reason, a Participant, or beneficiary in the event of death, is entitled to withdraw the entire amount from each of his or her accounts. Effective January 1, 2009, Participants who do not have plan loans outstanding are entitled to take one or more partial distributions from each of his or her accounts. Withdrawals from a Participant’s salary reduction account, as well as the Company matching and discretionary accounts, are also allowed upon proof of financial hardship meeting IRS “Safe Harbor” definitions or, if elected, subsequent to the Participant attaining age 59 1/2. Withdrawals from the Atmos Stock Fund may be in the form of Atmos Energy common stock or cash, as determined by the Committee. However, a Participant has the right to have withdrawals made in the form of Atmos Energy common stock upon written notice by the Participant.

Loans to Participants

A Participant may borrow up to the lesser of $50,000 or 50 percent of his or her account balance, with a minimum loan amount of $1,000. Loans are repaid through payroll deductions over periods of up to 5 years for general purpose loans or 15 years for primary residence loans. The interest rate is the U.S. prime rate plus 2 percent and is fixed over the life of the loan. A Participant may have a maximum of two loans outstanding at any one time.

If a Participant has an outstanding loan in force and terminates his or her employment, the Participant may elect to continue to pay the loan according to the payment schedule that was set up at the time the loan was initiated. If this option is elected, the Participant must also leave his or her account balance in the Plan. A second option is that

ATMOS ENERGY CORPORATION RETIREMENT
SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS — (Continued)

the Participant may elect to have the outstanding loan balance treated as a distribution from the Plan. A third option is that the Participant may repay the loan in full prior to his or her termination of employment.

Plan Termination

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event of the dissolution, merger, consolidation or reorganization of the Company, the Plan will terminate and the trust will be liquidated, unless the Plan is continued by a successor. Upon such liquidation, all accounts will be distributed to the Participants.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared on the accrual basis of accounting. Distributions to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Shares of registered investment companies are valued at fair value based on published market prices which represent the net asset value of shares held by the Plan at year end. Investments in common stock are valued at fair value based on quoted market prices. The fair value of investments in the common/collective trust is determined periodically by T. Rowe Price Trust Company (T. Rowe Price) based upon the current fair value of the underlying assets of the fund based on quoted market prices. Participant loans are valued at remaining outstanding balances which approximates fair value.

The fair value methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain assets could result in a different fair value measurement at the measurement date.

Purchases and sales of securities are recorded on a trade date basis. Investment income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date. Realized gains and losses from security transactions are reported on the average historical cost method. Capital gains and losses are included in interest and dividend income.

Subsequent Events

In May 2009, the Financial Accounting Standards Board (FASB) issued guidance related to subsequent events which establishes general standards of accounting for and disclosure of events that occur after the statement of net assets available for benefits date but before the date the financial statements are issued or available to be issued. Companies are required to reflect in their financial statements the effects of subsequent events that provide additional evidence about conditions at the statement of net assets available for benefits date. Subsequent events that provide evidence about conditions that arose after the statement of net assets available for benefits date should be disclosed if the financial statements would otherwise be misleading. We adopted the provisions of this guidance as of December 31, 2009.

ATMOS ENERGY CORPORATION RETIREMENT
SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS — (Continued)

We have evaluated subsequent events from the December 31, 2009 statement of net assets available for benefits date through the date these financial statements were filed with the Securities and Exchange Commission (SEC). No events occurred subsequent to the statement of net assets available for benefits date that would require recognition or disclosure in the financial statements.

New Accounting Pronouncements

In June 2009, the FASB issued the FASB Accounting Standards Codification (Codification) which superseded all existing non-SEC accounting and reporting standards and became the source of authoritative U.S. generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. All other nongrandfathered non-SEC accounting literature not included in the Codification will become nonauthoritative upon the effective date. The Codification is effective for the Plan for the year ended December 31, 2009. The adoption of this standard did not have an impact on our statement of net assets available for benefits or statement of changes in net assets available for benefits.

In January 2010, the FASB issued guidance that requires new disclosures surrounding fair value measurements to enhance the existing disclosure requirements including 1) information about transfers in and out of Level 1 and Level 2 fair value measurements as well as a detailed reconciliation of activity in Level 3 fair value measurements; 2) a more detailed level of disaggregation for each class of assets and liabilities; and 3) a requirement to disclose information about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures related to the detailed reconciliation of Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Plan has not adopted the new disclosures as of December 31, 2009.

3.	Administration of the Plan and Plan Assets

The Plan is administered by the Committee, consisting of at least three persons who are appointed by the Board. The members of the Committee serve at the appointment of the Board without compensation from the Plan. Certain administrative functions are performed by employees of the Company. No employee of the Company receives compensation from the Plan.

In accordance with the Plan, the Company has appointed the Committee as Trustee of the Plan. The Trustee may be removed at the discretion of the Board. The Trustee shall vote any common stock held in the trust in accordance with directions received from the Participants or at its discretion if there are no such directions. The Plan’s assets are held by T. Rowe Price, the custodian and recordkeeper of the Plan.

All administrative expenses of the Plan are paid by the Company except for processing fees related to loans to participants, which are paid by the Participant.

4.	Fair Value Measurements

Authoritative accounting literature establishes a fair value hierarchy that prioritizes the inputs used to measure fair value based on observable and unobservable data. The hierarchy categorizes the inputs into three levels, with the highest priority given to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority given to unobservable inputs (Level 3). The asset’s fair value measurement

ATMOS ENERGY CORPORATION RETIREMENT
SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS — (Continued)

level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The levels of the hierarchy are described below:

Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities. An active market for the asset is defined as a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis. The Plan’s Level 1 measurements consist of registered investment companies (mutual funds) and corporate stock.

Level 2 — Inputs other than quoted prices included in Level 1 that are either directly or indirectly observable for the asset as of the reporting date. These inputs are derived principally from, or corroborated by, observable market data. The Plan’s Level 2 measurements consist of a common/collective trust.

Level 3 — Unobservable inputs that are supported by little, if any, market activity and are significant to the fair value of the assets as of the measurement date. The Plan’s Level 3 measurements consist of participant loans.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008:

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Registered investment companies	$170,379,982	$—	$—	$170,379,982
Corporate stock	110,202,905	—	—	110,202,905
Common/collective trust	—	12,879,067	—	12,879,067
Participant loans	—	—	13,525,874	13,525,874

Total assets at fair value	$280,582,887	$12,879,067	$13,525,874	$306,987,828

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Registered investment companies	$121,945,780	$—	$—	$121,945,780
Corporate stock	79,402,767	—	—	79,402,767
Common/collective trust	—	11,621,897	—	11,621,897
Participant loans	—	—	11,835,956	11,835,956

Total assets at fair value	$201,348,547	$11,621,897	$11,835,956	$224,806,400

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009.

Year Ended
December 31, 2009

Participant Loans:
Balance, beginning of year	$11,835,956
Issuances, repayments and distributions, net	1,689,918

Balance, end of year	$13,525,874

5.	Investments

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at

ATMOS ENERGY CORPORATION RETIREMENT
SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS — (Continued)

least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participant account balances and the amounts reported in the statements of net assets available for benefits. During 2009, the Plan’s investments (including investments purchased and sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices for common stocks and published market prices for registered investment companies as follows:

Atmos Energy Corporation Common Stock	$20,714,381
Registered Investment Companies:
T. Rowe Price Balanced Fund	2,436,270
T. Rowe Price Spectrum Income Fund	932,566
T. Rowe Price Spectrum Growth Fund	6,087,268
T. Rowe Price Short-Term Bond Fund	147,463
T. Rowe Price U.S. Bond Index Fund	310,956
T. Rowe Price New Horizons Fund	3,746,792
T. Rowe Price Mid-Cap Value Fund	4,547,476
T. Rowe Price New America Growth Fund	2,359,170
T. Rowe Price Equity Income Fund	3,622,900
T. Rowe Price Equity Index 500 Fund	1,479,761
T. Rowe Price Growth Stock Fund	3,794,640
Harbor International Fund	6,304,398
T. Rowe Price Retirement 2005 Fund	(2,015)
T. Rowe Price Retirement 2010 Fund	94,592
T. Rowe Price Retirement 2015 Fund	322,500
T. Rowe Price Retirement 2020 Fund	430,288
T. Rowe Price Retirement 2025 Fund	313,427
T. Rowe Price Retirement 2030 Fund	280,450
T. Rowe Price Retirement 2035 Fund	257,744
T. Rowe Price Retirement 2040 Fund	179,084
T. Rowe Price Retirement 2045 Fund	222,160
T. Rowe Price Retirement 2050 Fund	96,410
T. Rowe Price Retirement 2055 Fund	18,281
T. Rowe Price Retirement Income Fund	3,092
Entergy Corporation Common Stock	(2,030)
Frontier Communications Corporation Common Stock	(30,122)

$58,667,902

6.	Party-in-Interest Transactions

Certain Plan investments in registered investment companies and common/collective trusts are managed by T. Rowe Price. T. Rowe Price is the custodian and recordkeeper; therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets are invested in Atmos Energy common stock. Because the Company is the Plan sponsor, transactions involving Atmos Energy common stock qualify as party-in-interest transactions. All of these party-in-interest transactions are exempt from the prohibited transaction

ATMOS ENERGY CORPORATION RETIREMENT
SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS — (Continued)

rules. At December 31, 2009 and 2008, the Plan held 3,736,122 and 3,333,418 shares of Atmos Energy common stock and received $4,705,207 in dividends from Atmos Energy common stock during 2009.

At December 31, 2009 and 2008 the percentage of the Plan’s investments held in the Company’s common stock was 35.8% and 35.1%.

7.	Income Tax Status

The Plan has received a determination letter from the IRS dated November 1, 2002 stating that the Plan is qualified under Section 401(a) of the Code; therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. In January 2008, the Plan submitted an application with the IRS to receive a new determination letter stating that the Plan is qualified under Section 401(a) of the Code. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

8.	Reconciliation of the Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2009	2008

Net assets available for benefits per the financial statements	$307,611,208	$225,990,591
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	386,755	(108,945)

Net assets available for benefits per the Form 5500	$307,997,963	$225,881,646

The following is a reconciliation of the net increase in assets available for benefits as of December 31, 2009 per the financial statements to the Form 5500:

Year Ended
December 31,
2009

Net increase in net assets available for benefits per the financial statements	$81,620,617
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	495,700

Net increase in net assets available for benefits per the Form 5500	$82,116,317

ATMOS ENERGY CORPORATION RETIREMENT
SAVINGS PLAN AND TRUST
SCHEDULE H, LINE 4a
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
EIN: 75-1743247
PLAN NUMBER: 002
December 31, 2009

Participant
Contributions
Transferred Late to
Plan*	Total that Constitute Nonexempt Prohibited Transactions
Total Fully
Check here if Late		Contributions	Contributions	Corrected
Participant Loan	Contributions	Corrected	Pending	Under
Repayments are	Not	Outside	Correction in	VCFP and
Included _X_	Corrected	VFCP*	VFCP	PTE 2002-51
$2,574	$—	$2,574	$—	$—

*	Represents 2008 participant contributions of $1,656 that were corrected during 2009 and 2009 participant contributions of $918 that were corrected during 2009.

ATMOS ENERGY CORPORATION RETIREMENT
SAVINGS PLAN AND TRUST
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 75-1743247
PLAN NUMBER: 002
December 31, 2009

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date,		(e)
	Borrower, Lessor	Rate of Interest, Collateral,	(d)	Current
(a)	or Similar Party	par or Maturity Value	Cost	Value

*	Atmos Energy Corporation	Common stock; 3,736,122 shares***	**	$109,842,000
*	T. Rowe Price Trust Company	Stable Value Fund	**	12,879,067
*	T. Rowe Price Trust Company	Balanced Fund	**	12,525,582
*	T. Rowe Price Trust Company	Spectrum Income Fund	**	7,817,451
*	T. Rowe Price Trust Company	Spectrum Growth Fund***	**	21,737,754
*	T. Rowe Price Trust Company	Short-Term Bond Fund	**	3,201,608
*	T. Rowe Price Trust Company	U.S. Bond Index Fund***	**	18,474,876
*	T. Rowe Price Trust Company	New Horizons Fund	**	12,607,602
*	T. Rowe Price Trust Company	Mid-Cap Value Fund	**	14,659,024
*	T. Rowe Price Trust Company	New America Growth Fund	**	7,372,503
*	T. Rowe Price Trust Company	Equity Income Fund***	**	18,567,668
*	T. Rowe Price Trust Company	Equity Index 500 Fund	**	7,077,537
*	T. Rowe Price Trust Company	Growth Stock Fund	**	13,353,471
	Harbor Capital Advisors, Inc.	Harbor International Fund***	**	22,671,365
*	T. Rowe Price Trust Company	Retirement 2005 Fund	**	54,832
*	T. Rowe Price Trust Company	Retirement 2010 Fund	**	541,626
*	T. Rowe Price Trust Company	Retirement 2015 Fund	**	1,802,292
*	T. Rowe Price Trust Company	Retirement 2020 Fund	**	1,965,757
*	T. Rowe Price Trust Company	Retirement 2025 Fund	**	1,324,131
*	T. Rowe Price Trust Company	Retirement 2030 Fund	**	1,285,352
*	T. Rowe Price Trust Company	Retirement 2035 Fund	**	1,087,899
*	T. Rowe Price Trust Company	Retirement 2040 Fund	**	734,735
*	T. Rowe Price Trust Company	Retirement 2045 Fund	**	948,074
*	T. Rowe Price Trust Company	Retirement 2050 Fund	**	437,085
*	T. Rowe Price Trust Company	Retirement 2055 Fund	**	93,269
*	T. Rowe Price Trust Company	Retirement Income Fund	**	38,489
	Entergy Corporation	Common stock; 1,590 shares	**	130,148
	Frontier Communications	Common stock; 29,546 shares	**	230,757
*	Participant Loans	Interest rates from 5.25% to 11.00%	-0-	13,525,874

				$306,987,828

*	Indicates party-in-interest to the Plan

**	Cost information in column (d) is not required for participant-directed investments

***	Indicates investment that represents 5 percent or more of the Plan’s net assets available for benefits

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Qualified Retirement Plans and Trusts Committee, the Trustee, of the Atmos Energy Corporation Retirement Savings Plan and Trust, as amended, has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

ATMOS ENERGY CORPORATION
RETIREMENT SAVINGS PLAN AND TRUST

By:	/s/ FRED E. MEISENHEIMER
Fred E. Meisenheimer
Chairman of the Qualified
Retirement Plans and
Trusts Committee

June 21, 2010

EXHIBITS INDEX

Exhibit
Number		Description	Page Number or Incorporation by Reference to

4	Instruments defining rights of security holders:
	(a)	Atmos Energy Corporation Retirement Savings Plan and Trust (Amended and Restated Effective January 1, 2005)	Exhibit 4(a) to Form 11-K dated June 27, 2006 (File No. 33-57687)
	(b)	Amendment No. One to the Atmos Energy Corporation Retirement Savings Plan and Trust (Amended and Restated Effective January 1, 2005)	Exhibit 4(b) to Form 11-K dated June 19, 2007 (File No. 33-57687)
	(c)	Amendment No. Two to the Atmos Energy Corporation Retirement Savings Plan and Trust (Amended and Restated Effective January 1, 2005)	Exhibit 4(c) to Form 11-K dated June 19, 2007 (File No. 33-57687)
	(d)	Amendment No. Three to the Atmos Energy Corporation Retirement Savings Plan and Trust (Amended and Restated Effective January 1, 2005)	Exhibit 4(d) to Form 11-K dated June 20, 2008 (File No. 33-57687)
	(e)	Amendment No. Four to the Atmos Energy Corporation Retirement Savings Plan and Trust (Amended and Restated Effective January 1, 2005)	Exhibit 4(e) to Form 11-K dated June 19, 2009 (File No. 33-57687)
	(f)	Amendment No. Five to the Atmos Energy Corporation Retirement Savings Plan and Trust (Amended and Restated Effective January 1, 2005)
23.1	Consent of Independent Registered Public Accounting Firm, Whitley Penn LLP